SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CLOSES DEFINED BENEFIT PENSION SCHEME
ON 30TH DEC 2013

SCHEME FULLY FUNDED & TOP UP AGREED WITH TRUSTEES
FOR ALL 121 MEMBERS

Ryanair, Ireland's favourite airline, today (9 Jan) confirmed that its Irish Defined Benefit Pension Scheme ("DB Scheme") was wound up by agreement with the Trustees on 30th December 2013.

Following protracted negotiations with the Trustees, Ryanair agreed to fully fund a deficit of €9.7m and to pay an additional top up of €2.8m into the DB Scheme. The DB Scheme which has just 121 active members, currently covers less than 1.5% of Ryanair's over 9,000 strong team as it was closed to new members in January 2000, 14 years ago. All 121 active members of the DB Scheme are now able to join the Ryanair Defined Contribution Scheme ("DC Scheme") with effect from January 2014.

Ryanair's Deputy CEO & CFO Howard Millar said:

"With only 121 active members and a deficit of just under €10m, the Board of Ryanair believes that it is the appropriate time to wind up the DB Scheme. By fully funding the deficit, and providing an additional top up of €2.8m to enhance transfer values, Ryanair has effectively eliminated pension liabilities from its balance sheet.

This is in marked contrast to many of our competitor airlines, whose pension schemes are running enormous deficits, in excess of hundreds of millions or billions.

All active members of the Ryanair DB Scheme now have certainty that there is no deficit in the scheme as at 30th December 2013, and they will enjoy the benefits of the additional top up, which will enhance their transfer values.  Going forward, all of these 121 individuals are free to join the Ryanair DC Scheme."

For further information
please contact:
                            Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                             Edelman Ireland
                                    Tel: +353-1-8121212            Tel: +353-1-6789333
                                    press@ryanair.com               ryanair@edelman.com

                           Follow us on Twitter: @Ryanair

Note to Editors
Now that the Ryanair DB Scheme has been fully funded and topped up, Ryanair looks forward to hearing from IALPA, BALPA, and other pilot unions as to what they are doing about the enormous deficits which they continue to preside over in the pension schemes of many of Ryanair's competitor airlines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary